Exhibit 99.1

GOLD RESERVE INC.

July 24, 2017

Dear Shareholders:

The board of directors of the Company (the “Board”) is very pleased to report that the Company achieved substantial progress in 2016 which has carried over to the date of this letter.

After successfully prevailing with the Venezuela government and the settlement of the Company’s October 2009 claim under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas property, we immediately commenced discussions with Venezuela to resolve how the compensation was to be paid. After lengthy discussions and the entering a Memorandum of Understanding, a settlement agreement (the “Settlement Agreement”) was eventually entered into between the parties in July 2016, which has subsequently been amended three times to accommodate Venezuela with what it believed to be a realistic payment schedule. Pursuant to the Settlement Agreement, as amended, Venezuela has agreed to make payments to the Company, in accordance with a payment schedule, in the aggregate amount of US$1,037 million, comprised of approximately US$797 million to satisfy the arbitral ICSID award granted in favor of the Company and US$240 million for the Company's technical mining data related to the Brisas property.

In June of 2017, Venezuela paid the Company US$40 million and subsequently, in July 2017, Venezuela paid the Company an additional US$29.5 million. Pursuant to the Settlement Agreement, as amended, the Company is scheduled to receive 19 additional monthly payments of US$29.5 million and three monthly payments of US$40.8 million each month going forward, totaling approximately US$680 million. A final payment of US$285 million is scheduled to be paid on or before June 10, 2019. In addition, Venezuela has agreed to place Venezuelan financial instruments with a face value of US$350 million in trust as collateral for future payments.

In 2016, the Company and Venezuela also agreed to form a joint venture company to hold, develop and put into production the gold copper and silver rights to 18,950 hectares of land which includes the Brisas property and the adjacent Cristinas gold-copper project. A wholly-owned subsidiary of the Company holds a 45% interest in the joint venture company, Empresa Mixta Ecosocialista Siembra Minera, S.A., and the remainder of the interest is held by the Venezuelan government.

The aggregate payments of US$69.5 million received so far have provided the Company with the financial resources to pay off the Company’s convertible notes resulting in the Company being substantially debt free as of the date hereof. Additionally, future payments will allow the Company to honor its previously announced intention to distribute a substantial amount of the ICSID award collected to our shareholders.

The Board is extremely pleased with what the Company has achieved during a very difficult time period for Venezuela. This success has been achieved by considerable effort and persistence and is not the simple by-product of having prevailed in the ICSID arbitration.

Notwithstanding the recent success of the Company and the building of a solid foundation for what we believe will be a positive future for the Company and our shareholders, a dissident shareholder, Steelhead Partners, LLC, (“Steelhead”) has utilized the provisions of corporate law to nominate three new individuals (being Messrs. Michael James Johnston, Joseph Mannello and Chris Hodgson) for election to the Board and to require that the Company include a statement (the “Steelhead Statement”) in the accompanying management information circular (the “Circular”). The Steelhead Statement, among other things, questions the Company’s decision to grant stock options to directors, officers, employees and consultants in February 2017 and conveys a dissatisfaction with the performance and actions of the Board and management of the Company.

For the reasons set forth in the Circular, the Board and management strongly disagree with the content of the Steelhead Statement and recommend that shareholders WITHHOLD their vote in respect of Steelhead’s nominees. In summary, the Board and management believe that:

(i)                   based upon the review and recommendation of the Company’s nominating committee comprised of independent members of the Board, Steelhead’s nominees will not provide the Board with any skills, experience or competencies it does not already possess, as further detailed in the Circular;

(ii)                 for the reasons set out in the Circular, the election of Steelhead’s nominees will result in the loss of members of the Board who have significant experience with, and knowledge of, the Company, its operations and the unique region in which it operates;

(iii)                the election of Steelhead’s nominees would result in a shareholder holding less than 10% of the outstanding shares of the Company controlling almost half of the Board;

(iv)               for the reasons set out in the Circular, including that stock options had not been granted since 2015, the granting of stock options to its key directors, officers, employees and consultants in February 2017 (which was based on the recommendation of the Company’s compensation committee comprised of independent members of the Board) was a legitimate and necessary action of the Board to incentivize such persons and to allocate reward based upon their respective contributions to the Company’s future progress and success; and

(v)                 despite Steelhead’s clear expression of dissatisfaction, since the date of the Steelhead Statement, it has not taken any opportunity to provide the Board or management with a clear statement as to how the Company should proceed with its current business activities going forward.

In addition to the three individuals nominated by Steelhead, Greywolf Capital Management LP (“Greywolf”), the Company’s largest shareholder, has also requested that one of its nominees (being Mr. Robert A. Cohen) be put before shareholders for election as a director at the Company’s upcoming annual meeting of shareholders to be held on August 29, 2017 (the “Meeting”). While the Board strongly recommends that shareholders WITHHOLD their votes in respect of Steelhead’s three nominees, the Board has not made a recommendation to shareholders with respect to Greywolf’s nominee.

The Board believes that if all of Steelhead’s nominees and the Greywolf’s nominee are elected as directors of the Company at the Meeting, the “change of control” provisions of agreements existing between the Company and certain members of management will be triggered which may result in the loss of senior management, who are important assets to the Company, and a requirement that the Company make “change of control” payments totaling over US$15 million to such persons.

We strongly believe that the future of the Company depends on the existing members of the Board and management team, their continuous efforts and their willingness to travel to Venezuela for extended periods of times, in addition to the current Boards’ understanding and knowledge of the Company, the mining industry and doing business in Venezuela.

This is your Company and your vote is important. As a result, the Board urges each shareholder of the Company to review the Circular and cast your vote at the Meeting.

On Behalf of the Board,

“James H. Coleman”

James H. Coleman

Chairman

GOLD RESERVE INC.

926 W. Sprague Avenue, Suite 200,

Spokane, WA 99201

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders of Class A common shares (the, “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at the Gold Reserve Inc. office in the United States, located at 999 W. Riverside, Suite 401, Spokane, Washington, USA on August 29, 2017 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)       to elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;

2)       to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors of the Company to fix their remuneration;

3)       to receive the financial statements of the Company for the year ended December 31, 2016, together with the report of the auditors thereon; and

4)       to conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Class A common shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233. Proxies must be received not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s 2016 Annual Report on Form 40-F (the “2016 Annual Report”) accompany this Notice of Annual Meeting of Shareholders. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

This Notice of Annual Meeting of Shareholders, the 2016 Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Annual Meeting, on or about August 4, 2017.

The Board of Directors has fixed the close of business on July 10, 2017 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 24th day of July 2017

BY ORDER OF THE DIRECTORS

Rockne J. Timm

Chief Executive Officer

GOLD RESERVE INC.

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, the 29th day of August 2017 at 9:30 a.m. (Pacific daylight time), at the Gold Reserve Inc. office in the United States, located at 999 W. Riverside, Suite 401, Spokane, Washington, USA and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding Class A common shares of the Company (“Class A Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Class A Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 24th day of July 2017.

The Notice of Annual Meeting of Shareholders, Circular and the Company’s 2016 Annual Report on Form 40-F (the “2016 Annual Report”) are also available for review on the Company’s website at www.goldreserveinc.com and www.sedar.com under 2017 Annual Shareholder Meeting.

FORWARD LOOKING INFORMATION

This Circular contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the Company’s receipts of the payments contemplated by the Settlement Agreement (as defined below), the distribution of any of such payments to the Company’s shareholders, the contemplated pledge of Venezuela debt securities as security for such payments and the development of the Brisas Cristinas Project (as defined below) and the future of the Brisas Cristinas Project and Siembra Minera (as defined below). Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of the Company to be materially different from the Company’s estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risk that Venezuela may not be able to fund the contemplated future payments to the Company pursuant to the Settlement Agreement, the uncertainty of the value of the Venezuela debt securities to be pledged to the Company in the event Venezuela defaults on its payment obligations, the risk that a revised feasibility study, a revised environmental impact statement and a PEA for the Brisas Cristinas Project will not be completed within the time frames anticipated, the risk that Siembra Minera may not be able to arrange financing for the anticipated capital costs of the Brisas Cristinas Project and the risk that the development of the Brisas Cristinas Project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission (the “SEC”) and applicable Canadian provincial and territorial securities laws.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside, Suite 401, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Class A Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Class A Shares will be voted accordingly.

IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH CLASS A SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR OTHER THAN WITH RESPECT TO THE ELECTION OF THE DISSIDENT NOMINEES AND THE GREYWOLF NOMINEE (AS EACH ARE DEFINED BELOW), FOR WHICH CLASS A SHARES WILL BE “WITHHELD” FROM VOTING.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Class A Shares that they represent on those matters as recommended by management. If management does not make a recommendation, then they will vote in accordance with their best judgment. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A Shares. Holders of Class A Shares (the “Shareholders”) are entitled to one vote per share and will vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. As of July 10, 2017, the record date for the Meeting, there were 89,848,104 issued and outstanding Class A Shares. As of the date hereof, there are 92,267,191 issued and outstanding Class A Shares.

The Company has set the close of business on July 10, 2017 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the Class A Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Class A Shares after that date, and (b) the transferee of those Class A Shares , in accordance with the Business Corporations Act (Alberta) (the “ABCA”), produces properly endorsed share certificates, or otherwise establishes that he owns the Class A Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Class A Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of July 24, 2017, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares were:

Shareholder Name and Address	Number of Class A Shares Held	Percentage of Class A Shares Issued (1)
Greywolf Event Driven Master Fund.	6,380,948	6.92%
Greywolf Overseas Intermediate Fund	4,681,240	5.07%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	10,000,000	10.84%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,481,959	2.69%
Total Greywolf Capital Management LP (2)	23,544,147 (3)	25.52%

(1)	Based on the number of Class A Shares outstanding on July 24, 2017.
(2)

As of July 24, 2017 GCOF Europe Sarl beneficially holds approximately $2,971,011 of outstanding 11% convertible notes due 2018, which may be converted into 990,337 Class A Shares; Greywolf Strategic Master Fund SPC, Ltd. MSP9 beneficially holds approximately $5,315,750 of outstanding 11% convertible notes due 2018, which may be converted into 1,771,916 Class A Shares; Greywolf Strategic Master Fund SPC, Ltd. – MSP5 beneficially holds approximately $1,155,616 of outstanding 11% convertible notes due 2018, which may be converted into 385,205 Class A Shares, and Greywolf Overseas Intermediate Fund holds approximately $2,258,964 of outstanding 11% convertible notes due 2018, which may be converted into 752,988 Class A Shares.

(3)	The number of Class A Shares held is based on publicly available information filed with SEC by Greywolf Capital Management LP (“Greywolf”) on April 28, 2017.

A quorum for the transaction of business at any meeting of the Shareholders shall be holders of at least one-third (1/3) of the outstanding Class A Shares present in person or represented by proxy. Except as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on July 10, 2017 or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Class A Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Class A Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Class A Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)                be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or

(b)               be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Class A Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Class A Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under applicable Canadian securities laws, non-registered shareholders or "beneficial" shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of three and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Company’s Board presently consists of six members and Shareholders are being asked to elect seven members to the Board.

The Board has held 30 meetings since the beginning of the most recently completed financial year at which attendance, in person or by phone, averaged 97%. Messrs. A. Douglas Belanger, Patrick D. McChesney and James H. Coleman attended all 30 of the meetings; Messrs. Jean Charles Potvin and Rockne J. Timm attended 29; Mr. James P. Greyer attended 28; and Mr. Kenneth I Juster attended 18 meetings of 20 meetings held before his resignation from the Board on January 19, 2017 to take a position with the Donald J. Trump Administration as Deputy Assistant to the President for International Economic Affairs. Mr. Juster’s resignation from the Board was required as a result of his new position. Mr. Juster was a nominee of Steelhead Partners, LLC (“Steelhead”).

DIRECTOR NOMINEES

Directors Nominated by Management

The following table and the notes thereto state the name and residence of all of the persons proposed to be nominated by management for election as directors (the “Management Nominees”), the period or periods of service as directors of the Company, the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date hereof and the committees of the Board of which they are a member.

Name and Place of Residence	Director of Gold Reserve Inc. since	Shares Beneficially Owned or Controlled	Member of Committee
Rockne J. Timm Spokane, Washington, USA	1984	1,170,040	Executive Committee Barbados Committee Legal Committee
A. Douglas Belanger Spokane, Washington, USA	1988	1,400,940	Executive Committee Mining Committee Financial Markets Committee
James P. Geyer Spokane, Washington, USA	1997	407,473	Audit Committee Mining Committee
James H. Coleman, Q.C. Calgary, Alberta, Canada	1994	380,588	Executive Committee Legal Committee Barbados Committee
Patrick D. McChesney Las Vegas, Nevada, USA	1988	185,777	Audit Committee Compensation Committee Nominating Committee Barbados Committee
Jean Charles Potvin Toronto, Ontario, Canada	1993	316,672	Compensation Committee Nominating Committee Mining Committee Financial Markets Committee

For further details regarding the Management Nominees, including their principal occupations, all other positions and offices with the Company now held by them and background information, please see the section entitled “Steelhead’s Dissident Nominees” below.

The Greywolf Nominee

Greywolf is a registered investment advisor with approximately $3.2 billion in assets under management. As at the date hereof, Greywolf, on behalf of certain funds that it manages or advises, exercises control or direction over 23,557,147 Class A Shares (representing approximately 25.5% of the outstanding Class A Shares as of the date hereof).

While Greywolf has no contractual right to nominate a director, it has requested that Mr. Robert A. Cohen (the “Greywolf Nominee”) be nominated for election as a director of the Company. In response to Greywolf’s request, both management of the Company and certain members of the Board have met with and interviewed Mr. Cohen for this role. Additionally, the nominating committee of the Board (the “Nominating Committee”) has assessed the experience and qualifications of Mr. Cohen. As a result of these discussions and assessments, the Board has agreed to include the nomination of the Greywolf Nominee in this Circular and put his election in front of Shareholders; however, the Board has not made any recommendation to Shareholders in respect of the nomination of the Greywolf Nominee and has not approved the nomination or election of the Greywolf Nominee as a director of the Company.

The following table and the notes thereto state the name and residence of the Greywolf Nominee, his principal occupations or employment, the period or periods of service as a director of the Company and the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by him as at the date hereof.

Proposed Greywolf Nominee
Name and Place of Residence	Principal Occupation(1)	Director of Gold Reserve Inc. since	Shares Beneficially Owned or Controlled(2)(3)	Member of Committee
Robert A. Cohen New Rochelle, NY	Mr. Cohen retired as of October 1, 2016 from his position as a litigation partner in the international law firm Dechert LLP, and its predecessor firms, in the New York office.	-	-	-

(1)	The information as to principal occupations or employment has been furnished by Mr. Cohen.
(2)

The information as to voting securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the directors and management of the Company, has been furnished by the Greywolf Nominee.

(3)

On May 1, 2017 Mr. Cohen entered a consulting agreement with the Company for advisory and consulting services . Pursuant to such consulting agreement, he was granted 125,000 stock options at US$2.69 and is currently paid $3,000 per month. As of this date, the stock options have not yet been exercised.

Steelhead’s Dissident Nominees

By letter dated February 21, 2017, Steelhead notified the Company that, pursuant to Section 136 of the ABCA, it would be nominating each of Messrs. James Michael Johnston, Chris Hodgson and Joseph Mannello (the “Dissident Nominees”) for election to the Board, in its capacity as a Shareholder.

As of July 10, 2017, the record date for the Meeting, Steelhead, on behalf of Steelhead Navigator Master, L.P. (“Steelhead Navigator”) and another client, exercised control or direction over 7,331,701 Class A Shares (representing approximately 8.2% of the outstanding Class A Shares as of such date) which may be voted at the Meeting. As at the date hereof, Steelhead, on behalf of Steelhead Navigator and another client, exercises control or direction over 8,805,269 Class A Shares (representing approximately 9.5% of the outstanding Class A Shares as of the date hereof).

Section 136 of the ABCA allows any Shareholder to propose the nomination of directors at a Shareholders meeting so long as, among other things, such Shareholder holds greater than 5% of the issued and outstanding Class A Shares. To be clear, the use of Section 136 of the ABCA allows such a Shareholder to bypass the Company’s corporate governance procedures and committees, such as the Nominating Committee, that have been established to, among other things, assess the effectiveness of the Board, the competencies and skills of each individual director and ensuring that appropriate structures and procedures are in place to ensure that the Board can function independently of management and to facilitate open and candid discussion among its independent directors.

In addition to utilizing Section 136 of the ABCA to bypass the usual method of nominating directors to the Board, Steelhead has also utilized the ABCA to require that the Company include the following statement (the “Steelhead Statement”) in the Circular.

“As a long-term large shareholder, Steelhead Partners, LLC believes that it is time to infuse the board with new members who will bring extensive experience, fresh ideas and a willingness to challenge the status quo. Current board members, each of whom has served more than 20 years, are risking progress made as they are unable or unwilling to question management's failure to compel Venezuela to meet its payment obligations. Despite this lack of progress, the current board also recently approved management, director and consultant option awards. It is a critical time for corporate governance considering the company’s need to strategically manage the award process and eventual distribution of proceeds.

The three individuals we are nominating would bring significant relevant experience to the board: Michael Johnston, managing member of Steelhead Partners, is a successful professional investor who has been involved with Gold Reserve for many years; Joseph Mannello, a significant longtime shareholder, has critical credit market expertise; and Chris Hodgson has extensive government experience including as Minister of Natural Resources, Development and Mines in Ontario, Canada and has served on mining company boards.”

The Company’s response to the nomination of the Dissident Nominees and the Steelhead Statement is as follows:

The Steelhead Statement states that “it is time to infuse the board with new members who will bring extensive experience, fresh ideas and a willingness to risk the status quo”.

The Steelhead Statement states that “it is time to infuse the board with new members who will bring extensive experience, fresh ideas and a willingness to risk the status quo” and suggests that the election of Messrs. Johnston, Hodgson and Mannello as directors of the Company will meet that objective. However, since receiving the Steelhead Statement no such "fresh ideas" have ever been put forth to the Board or management so that they might evaluate and act thereon. Additionally, the Board and management respectfully disagree that the Dissident Nominees would bring significant relevant experience to the Board.

The Company’s recent business activities have involved negotiating with the Venezuela government with respect to the losses caused by the actions of Venezuela that terminated the Company’s previous mining project in Venezuela (the “Brisas Project”) and developing a business plan to develop the Brisas Project and the adjacent Cristinas gold-copper project (the "Brisas Cristinas Project") as the Company and Venezuela entered into an agreement in August 2016 for the formation of a jointly-owned company, Empresa Mixta Ecosocialista Siembra Minera, S.A. ("Siembra Minera"), to develop the Brisas Cristinas Project of which the Company has a 45% interest.

Despite the foregoing, the Steelhead Statement fails to reference anything relating to the Company’s 45% interest in Siembra Minera, which holds Brisas Cristinas Project. Management and the Board believe that the Company’s interest in Siembra Minera, which was methodically achieved through delicate and painstaking negotiations with the Venezuela government, is extremely important to enhancing Shareholder value in the Company.

With the recent conclusion of settlement negotiations with the Venezuela government, the recent payments and the progress being made with Siembra Minera, the Board and management cannot fathom how one could conclude the status quo should be risked.

While Steelhead’s Statement claims that Mr. Johnston is a “successful professional investor”, the Company is not an investment company but rather an exploration stage company engaged in the business of acquiring, exploring and developing mining projects. Investors should examine the performance of Steelhead over the past several years. Although Mr. Johnston has extensive experience with corporate bonds and high-yield and investment-grade credit analysis, based on the information provided by Steelhead, he does not appear to have any public or mining company experience or any experience with companies operating in South American countries such as Venezuela.

Mr. Mannello, like Mr. Johnston, does not appear to have any public company, mining or international experience based on the information provided by Steelhead. Instead, Mr. Mannello’s experience also appears to be limited to investment, banking and capital markets matters.

Lastly, while Mr. Hodgson does have public board experience and mining industry experience, based on the information provided by Steelhead, he does not appear to have any experience dealing with South American countries such as Venezuela. As the President of the Ontario Mining Association, Mr. Hodgson’s experience appears to be more relevant to mining companies with properties in Canada.

In addition to the foregoing, in its correspondence, Steelhead has made it clear that it is not proposing to increase the size of the Board to accommodate the election of the Dissident Nominees. In other words, Steelhead, who owns or controls less than 10% of the issued and outstanding Class A Shares, as of the date hereof, is requesting that it should be permitted to nominate 50% of the current Board size (i.e. three of six directors). In light of the Board’s fiduciary duty to act with a view to the best interests of the Company, the Board and management questions the reasonableness of a minority shareholder having such significant control of the Board and therefore managing and supervising the activities and affairs of the Company. Furthermore, this means that Steelhead is requesting that three of the current members of the Board, being three of Messrs. Timm, Belanger, Geyer, Coleman, McChesney and Potvin, be replaced by the Dissident Nominees.

In addition to almost 160 years of combined experience with the Company, the current members of the Board have significant experience in the mining industry and, in particular, irreplaceable experience with mining issuers in developing countries such as Venezuela. In particular:

•         Mr. Timm has been a director of the Company for over 30 years and the chief executive officer of the Company for 29 years. Prior to his involvement with the Company, he was the chief financial officer and vice president of finance of a mining company with six producing gold mines. Mr. Timm is also the chief executive officer of GR Mining (Barbados) Inc. ("GR Mining") and GR Engineering (Barbados) Inc. ("GR Engineering") (the "Barbados Subsidiaries") since 2016. Mr. Timm has been a director of Siembra Minera which is owned 45% By GR Mining. In addition, Mr. Timm is a director of Great Basin Energies, Inc. since 1981 and MGC Ventures, Inc. since 1989.

•         Mr. Belanger is a geologist with significant industry experience who has been a director of the Company for 29 years and the president of the Company for 13 years. Mr. Belanger also served as executive vice president from 1988 through 2004. He is also a director of Siembra Minera, director and president of each of the Barbados Subsidiaries since 2016 and has been executive vice president and director of Great Basin Energies Inc. since 1984 and MGC Ventures, Inc. since 1997. Mr. Belanger has also been a policy analyst for the Canadian federal government and a gold mining analyst for two major Canadian investment banks. Prior to his involvement with the Company, he was also an officer of a mining company with six producing gold mines.

•         Mr. Geyer, who has a Bachelor of Science in Mining Engineering, has been a director of the Company for 20 years and has significant operating and mine project experience in gold and copper operations around the world as well as public company experience as a result of his roles with the Company, Wheaton River Minerals Ltd., USMX Inc., Thompson Creek Metals Company Inc. (“Thompson Creek”) (during which time Thompson Creek constructed and commission the Mont Milligan Mine) and Stonegate Agricom Ltd. Prior to the expropriation of the Brisas Project by Venezuela, Mr. Geyer was the Senior Vice President of the company responsible for the development of the Brisas Project. Mr. Geyer also led the analysis on behalf of the Company of the Brisas Cristinas Project. Mr. Geyer has considerable knowledge of the Brisas Cristinas Project and extensive experience with mining regulations in Venezuela.

•         Mr. Coleman is the executive chairman of the Company and a lawyer and a senior partner with the law firm of Norton Rose Fulbright Canada LLP. He has extensive international industry and public company experience as a result of this membership on the Board for over 10 years and on the boards of directors of other issuers such as Amex Exploration Inc., Avion Gold Corporation and Endeavour Mining Corporation. He has also been a director of Siembra Minera since 2016, Great Basin Energies Inc. since 1996 and MGC Ventures, Inc. since 1997 as well as Energold Drilling Corp. since 1994, Sterling Resources Ltd. since 2013, and Petrowest Corporation since 2012.

•         Mr. McChesney, a business consultant and previously a chief financial officer and chief technology officer of Foothills Auto Group, has been on the Board for almost 30 years and has over 30 years’ experience preparing and analyzing financial statements in the mining, public accounting, retail, electronics and construction industries. Prior to his involvement with the Company, he was the controller of a mining company that operated six producing gold mines as well as the controller and a consultant for an environmental remediation company. He has been a key member of the audit committee of the Board (the “Audit Committee”) for almost 20 years and the chair of the Audit Committee for two years. Mr. McChesney has been a director of Great Basin Energies, Inc. since 2002 and MGC Ventures, Inc. since 1989.

•         Mr. Potvin holds a Hon. BSc. in geology as well as an MBA and has been a director of the Company for almost 25 years and is also a director of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and a director and chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. He is also a director and member of the audit committee of Canadian Zinc Corporation. Mr. Potvin has been a key member of the Company's Audit Committee for almost 15 years. Mr. Potvin also has nearly 14 years' experience as a top-ranked mining investment analyst a Burns Fry Ltd. (now BMO Nesbitt Burns Inc.). Mr. Potvin was also a founder and the chief executive officer of an international mineral exploration company that was acquired in a friendly transaction by one of the largest gold companies in the world. Mr. Potvin has extensive mineral development experience in Canada, Central and South America as well as Africa.

In addition to the foregoing, each of the members of the Board are also fundamental to the various committees of the Company which are tasked with providing the Board with insight and guidance on particular specialized areas. In particular, to supplement the existing Nominating Committee, Audit Committee and the compensation committee of the Board (the “Compensation Committee”), the Board created four new committees earlier in 2017; namely a mining committee comprised of Messrs. Geyer (chair), Potvin and Belanger (the “Mining Committee”), a Barbados committee comprised of Messrs. McChesney (chair), Timm and Coleman (the “Barbados Committee”), a legal committee comprised of Messrs. Coleman (chair) and Timm (the “Legal Committee”) and a financial markets committee comprised of Messrs. Potvin (chair) and Belanger (the “Financial Markets Committee”). For more information related to the various committees of the Board, please see the section entitled “Corporate Governance” below.

The Board and management believe that as a result of the Board's significant experience, knowledge of the Company and determination, successful negotiations with the Venezuelan government recently resulted in a settlement of the Company's claim for compensation for losses caused by Venezuela's termination of the Brisas Project, in the sale of the Mining Data, and in the formation of Siembra Minera

The Board and management also believe that the composition of the Board has a significant impact on the ability of the Board to operate effectively and to work with management in a productive way with the goal of increasing Shareholder value and directing the business and affairs of the Company in a manner consistent with its strategies and objectives.

For the purpose of ensuring an effective and experienced Board, the Nominating Committee was created in 2012 with the goal of both identifying and reviewing individuals proposed to become members of the Board and recommending director nominees for election or appointment to the Board. In making such recommendations, pursuant to its charter, the Nominating Committee is required to consider, among other things, the nominee’s independence, his or her experience, areas of expertise, including without limitation, experience in the mining industry, diversity, perspective, broad business judgment and leadership and other criteria established by the Board, all in the context of an assessment of the perceived needs of the Board at that time. Pursuant to its charter, the Nominating Committee is also tasked with considering director candidates recommended by shareholders. The Nominating Committee has reviewed the qualifications of the Dissident Nominees based on the information provided by Steelhead and, in response, the Nominating Committee has unanimously determined, among other things, not to recommend the election of the Dissident Nominees. The Board is in agreement with the determinations of the Nominating Committee.

The Steelhead Statement states that management, under the oversight of the Board, has failed to “compel Venezuela to meet its payment obligations” and references a “lack of progress” made by the Company.

The Board and management of the Company strongly disagree with Steelhead’s assertion that there has been a lack in progress and that the Board or management could have compelled the Venezuela government to deviate from the actions it has taken in any material way.

The Steelhead Statement was included in a letter to the Company dated March 8, 2017 and therefore unfortunately fails to consider recent events. Additionally, in the opinion of the Board and management, Steelhead’s suggestion that management failed to compel Venezuela to meet its payment obligations, suggests that Steelhead, and in particular James Michael Johnston, its managing member, lacks the experience necessary to understand the very basics of negotiating with a foreign entity such as Venezuela, as to which sovereign immunities applicable in countries around the world make ordinary judgment enforcement and other coercive measures against foreign nations extraordinarily time consuming, complex and very expensive to achieve.

Conversely, it is through the current Board’s experience and determination that the Company has been able to achieve its recent success with the Venezuela government and the settlement of the Company’s October 2009, claim under the additional facility rules of the International Centre for the Settlement of Investment Disputes ("ICSID") of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project.

In September 2014, the ICSID Tribunal granted the Company an Arbitral Award (the “Award”) totaling (i) US$713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually. Since the Award was issued, the Company, through the Board, has diligently pursued enforcement and collection of the Award in France, England, Luxembourg and the United States.

During the first half of 2016, the parties agreed, following extensive negotiations over a number of months with Venezuelan authorities, to significant terms, including economic conditions and various decrees and resolutions impacting the entity envisioned to develop the Brisas Cristinas Project. Concurrent with those activities, the Company developed a business plan for the Brisas Cristinas Project with broad input from the Company’s engineering consultants. Thereafter, the Company met with and reviewed the business plan with representatives of Venezuela. These discussions were key to the joint agreement to revise royalty and income tax rates related to the Brisas Cristinas Project resulting in the parties concluding initial formation negotiations, moving on to the negotiation of the various terms of the articles of incorporation and by-laws of a jointly-owned company to develop the Brisas Cristinas Project.

In July 2016, the Company signed a settlement agreement (the “Settlement Agreement”) with Venezuela which contemplated payment of the Award including interest of approximately US$770 million in respect of the Brisas project and acquisition of the Company’s mining data by Venezuela for $240 million (the “Mining Data”).

In August 2016, the Company and Venezuela entered into an agreement for the formation of the jointly-owned company to develop the Brisas Cristinas Project.

In anticipation of the jointly-owned company, GR Mining, a wholly-owned subsidiary of Gold Reserve Inc. and GR Engineering, a wholly-owned subsidiary of GR Mining were formed in early 2016. GR Mining was formed to hold the Company’s interest in the jointly-owned company, Siembra Minera, and provide for the management of the development and operation of the Brisas Cristinas Project and GR Engineering was formed to provide engineering, procurement, construction management (EPCM) and technical services to Siembra Minera;

In June of 2017, the Company and Venezuela amended the terms of the Settlement Agreement pursuant to which Venezuela would pay Gold Reserve a total of approximately US$1,037,000,000 (including the price agreed for the Mining Data).

On June 16, 2017, the Company reported that Venezuela had paid the Company an initial installment of US$40,000,000 and would pay the balance of the amount owing in installments over approximately the next two years.

On July 11, 2017, the Company further reported that it received the second installment payment of US$29.5 million pursuant to the terms of the Settlement Agreement.

In sum, it is through the Board and management’s patience and determination, that the Company has now received approximately US$70 million to date and is scheduled to receive 19 additional monthly payments of US$29.5 million and three monthly payments of US$40.8 million on or before the 10th day of each month going forward, totaling approximately US$680 million. The final payment of US$285 million is scheduled to be paid on or before June 10, 2019. In addition, Venezuela has agreed to place Venezuelan financial instruments with a face value of US$350 million in trust as collateral for the future payments of the Award.

Gold Reserve has agreed to refrain from enforcing the Award as long as Venezuela is current in its obligations to the Company. In addition, Venezuela has agreed to permanently withdraw all legal proceedings seeking annulment.

As a result of the foregoing success, the disclosure in the Steelhead Statement with respect to a lack of progress is outdated and now patently incorrect. Despite the recent success of the Company, Steelhead has not withdrawn its nomination of the Dissident Nominees or withdrawn or amended the Steelhead Statement.

The Steelhead Statement criticized the “recently approved management, director and consultant option awards” in light of a perceived “lack of progress” and went on to suggest that there was a breakdown in corporate governance relating to the issuance of options while ignoring the existence and significant value of the 45% interest in the Siembra Minera.

The Steelhead Statement references the Company’s recent issuance of stock options to management, directors and consultants despite a perceived “lack of progress”. In particular, on February 16, 2017, the Board granted an aggregate of 3,125,000 stock options to its officers and directors and granted an aggregate of 1,902,500 stock options to employees and consultants of the Company. These stock options are exercisable at US$3.15 (approximately Cdn. $4.12 based on the Bank of Canada US$:CDN$: closing rate on February 15, 2017) and have a ten year term.

As mentioned above, the Company has made substantial progress since September 2014. In addition to prolonged negotiations and the resulting execution of the Settlement Agreement with respect to Venezuela’s expropriation of the Brisas Project and the sale of the Mining Data, the extensive negotiations with respect to the creation of Siembra Minera and the development of a business plan for the Brisas Cristinas Project, the Company has also created and organized the Barbados Subsidiaries, completed a non-brokered private placement in May 2016 for gross proceeds of US$34.3 million and successfully started the Award collection process. In addition, much progress has been made with respect to Siembra Minera as further detailed in the Company’s annual information form filed on April 28, 2017.

The stock options issued in February 2017 were granted by the Board upon a unanimous recommendation by the Compensation Committee, which, at the time of such consideration, included Mr. Juster, who was a nominee of Steelhead. The recommendation by the Compensation Committee followed lengthy review and a consideration of the aforementioned progress as well as a multitude of other factors including, but not limited to:

(i)                 That almost 70% of the stock options held by NEOs and directors of the Company as at the end of the most recently completed financial year expired in January 2017 and that almost 50% the stock options issued in February 2017 were issued to replace such expiring stock options which had a significantly lower exercise price (US$2.89).

(ii)               That neither the CEO nor the president of the Company had been granted options in over five years and neither had any stock options immediately prior to the February 2017 grant.

(iii)             Numerous meetings between the Compensation Committee and the Company’s directors, NEOs, employees and consultants with respect to their compensation package and their roles and responsibilities going forward.

(iv)             That stock options are granted to motivate the recipient to achieve the Company’s goals and business strategies such as the creation of Shareholder value and to retain skilled and talented executives and employees.

(v)               That pursuant to the terms of the Option Plan and the rules of the TSX Venture Exchange (the “TSXV”) stock options cannot be issued with an exercise price less than the market price of the Class A Shares and the time of the grant and, therefore, such options only have value if the market price of the underlying Class A Shares increases above the exercise price of such stock options.

(vi)             The significant efforts and substantial contributions made by the Company’s directors, officers, employees and consultants to achieve the resolution with the Venezuela government with respect to the Brisas Project, the sale of the Mining Data and the establishment of Siembra Minera and the progress made since achieving those Company milestones.

(vii)           The extensive ongoing and future obligations of the Company’s directors, officers, employees and consultants in connection with Siembra Minera, the Brisas Cristinas Project and various matters related to the collection of the Award and the sale of the Mining Data.

(viii)         An extensive internal survey of stock options paid to directors, officers, employees and consultants of mining companies with similar experience in the mining industry. Please see the section entitled “Compensation Benchmarking” below for further information about the other companies the Compensation Committee considers in its compensation review.

(ix)             That certain directors, senior officers, employees and consultants of the Company are required to travel to Venezuela frequently to attend to Company matters, such as the with respect to Siembra Minera, the Brisas Cristinas Project and various matters related to the collection of the Award and the sale of the Mining Data, and that such persons should be appropriately compensated for the risks of travelling to a country with one of the world's highest crime rates, including one of the highest homicide rates.

(x)               Changes in positions within the Company such as Mr. Coleman’s new role as executive chairman.

As a result of the foregoing considerations, among other things, and during several months of deliberation, the Compensation Committee, in accordance with their mandate, recommended that the Board grant these options to the Company’s directors, senior officers and certain employees and consultants. As a result, the Board granted these stock options in February 2017. The Compensation Committee and the Board stand by this decision.

For clarity, the table below shows, for each NEO and current director of the Company, the aggregate number of stock options held as at the end of the most recently completed financial year, the number of stock options that expired in January 2017, the number of stock options granted in February 2017 and the aggregate number of stock options currently held.

Name	Stock Options as of December 31, 2016	Options Expired on January 30, 2017	Stock Options as of February 1, 2017	Stock Options Granted February 16, 2017	Stock Options as of the date hereof
James H. Coleman Executive Chairman and Director	240,000	90,000 (Exercise price of US$2.89)	150,000	800,000 (Exercise price of US$3.15)	950,000
Rockne J. Timm Chief Executive Officer and Director	394,000	394,000 (Exercise price of US$2.89)	0	850,000 (Exercise price of US$3.15)	850,000
Robert A. McGuinness Vice President Finance and CFO	187,000	112,000 (Exercise price of US$2.89)	75,000	200,000 (Exercise price of US$3.15)	275,000
A. Douglas Belanger President and Director	376,000	376,000 (Exercise price of US$2.89)	0	600,000 (Exercise price of US$3.15)	600,000
Mary E. Smith Vice President Administration and Secretary	168,000	108,000 (Exercise price of US$2.89)	60,000	200,000 (Exercise price of US$3.15)	260,000
James P. Geyer Director	200,000	90,000 (Exercise price of US$2.89)	110,000	125,000 (Exercise price of US$3.15)	235,000
Patrick D. McChesney Director	200,000	90,000 (Exercise price of US$2.89)	110,000	150,000 (Exercise price of US$3.15)	260,000
Jean Charles Potvin Director	200,000	90,000 (Exercise price of US$2.89)	110,000	200,000 (Exercise price of US$3.15)	310,000
	1,965,000	1,350,000	615,000	3,125,000	3,740,000

For more information about the stock options held by directors and NEOs and the Company’s compensation program and the compensation provided to the Company’s directors and officers, please see the section entitled “Executive Compensation” and “Director Compensation” below.

In addition to the foregoing, with respect to Steelhead’s comments regarding corporate governance, it is noted that the Board and management are committed to maintaining a high standard of corporate governance on a level that goes above and beyond what is required under Canadian securities law and the rules of the TSXV. For a detailed summary of the Company’s corporate governance practices and the details of the numerous committees put in place by the Board to ensure good corporate governance, please see the section below entitled “Corporate Governance”.

Based on the foregoing, the Board and management believe that it is abundantly clear that the comments included in the Steelhead Statement have no merit and that the election of the Dissident Nominees would not only fail to add significant value or experience to the Board but would also result in the loss of value and experience possessed by the incumbent directors that the Dissident Nominees would replace. It is for the reasons mentioned above that the Board unanimously and respectfully recommends that Shareholders WITHHOLD their votes in respect of the election of the Dissident Nominees.

The following table and the notes thereto state the name and residence of all of the Dissident Nominees, their principal occupations or employment, the period or periods of service as directors of the Company and the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date hereof.

Proposed Dissident Nominees
Name and Place of Residence	Principal Occupation(1)	Director of Gold Reserve Inc. since	Shares Beneficially Owned or Controlled(2)	Member of Committee
James Michael Johnston Washington, USA	Mr. Johnston is the co-founder and managing partner of Steelhead, established in Seattle, Washington in 1996 to form and manage Steelhead Navigator Fund, L.P.	-	8,805,269(3)	-
Joseph Mannello New Jersey, USA	Mr. Mannello is the interim chief executive officer (since September 2016) and a director and audit committee chair (since December 2015) of Myos-Rens Technology Inc. (a biotherapeutics and bionutrition company). Mr. Mannello also served as the executive managing director of Brean Capital (a boutique investment firm) from March 2013 to April 2015 and the executive managing director of Gleacher and Company (a dissolved investment banking company) from March 2008 to March 2012.	-	350,000	-
Chris Hodgson Ontario, Canada

Mr. Hodgson has been a director of EACOM Timber Corp. (a private company) since 2014; a director of Fairfax India Holdings Corporation (an investment holding company) since 2014, where he sits on the audit and compensation committees; a director of Cara Operations Limited (a full service restaurant company) since 2015, where he also sits on the audit and compensation committees; and a director of Canadian Orebodies Inc. since 2008, where he is the chair of the audit committee. Mr. Hodgson was a director of The Brick Income Trust from 2005 to 2013 and Phoscan Chemical Corp. from 2008 to 2013. Mr. Hodgson has also been the president and director of the Ontario Mining Association since 2004.

		-	-	-

(1)	The information as to principal occupations or employment has been furnished by Steelhead.
(2)

The information as to voting securities beneficially owned, controlled or directed, directly or indirectly, not being within the knowledge of the directors and management of the Company, has been furnished by Steelhead.

(3)	Mr. Johnston is the managing member of Steelhead and, therefore, has control and direction over, but disclaims beneficial ownership of, 8,805,269 Class A Shares.

Shareholders will vote for the election of individual directors separately. The term of office of each director will be from the date of the Meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed, unless his office is earlier vacated by his resignation or termination.

Management recommends voting for all nominees except for the Dissident Nominees and the Greywolf Nominee. The board of directors to be elected at the meeting will consist of seven directors. Since the number of nominees for election as directors exceeds the number fixed for such election, the seven nominees with the most "FOR" votes will be elected. Shareholders should not vote “FOR” for more than seven nominees. If a Shareholder votes for more than seven nominees, his, her or its vote in respect of the nomination of directors will not be tabulated.

The Board believes that if all of the Dissident Nominees and the Greywolf Nominee are elected as directors of the Company at the Meeting, the “change of control” provisions of the Change of Control Agreements (as defined below) will be triggered which may result in the loss of senior management, who are important assets to the Company, and a requirement that the Company make “change of control” payments totaling over US$15 million to such persons (as of the date hereof). For further information regarding such payments please see the section entitled “Executive Compensation - Termination And Change Of Control Benefits” below.

ALL INFORMATION CONTAINED IN THIS CIRCULAR WITH RESPECT TO THE DISSIDENT NOMINEES, NOT BEING WITHIN THE KNOWLEDGE OF THE DIRECTORS AND MANAGEMENT OF THE COMPANY, HAS BEEN FURNISHED BY STEELHEAD AND THE DISSIDENT NOMINEES. ALL INFORMATION CONTAINED IN THIS CIRCULAR WITH RESPECT TO THE GREYWOLF NOMINEE, NOT BEING WITHIN THE KNOWLEDGE OF THE DIRECTORS AND MANAGEMENT OF THE COMPANY, HAS BEEN FURNISHED BY THE GREYWOLF NOMINEE.

Other Executive Officers

Robert A. McGuinness - Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as Vice President of Finance since March 1993 and chief financial officer since June 1993. He also serves as vice president of finance, chief financial officer and treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc. Mr. McGuinness resides in Spokane, Washington, USA.

Mary E. Smith - Vice President of Administration and Secretary

Ms. Smith’s principal occupation with the Company is as vice president of administration since January 1997 and secretary since June 1997. She also serves as vice president of administration and secretary of Great Basin Energies Inc. and MGC Ventures, Inc. Ms. Smith resides in Spokane, Washington, USA.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No Management Nominee is, and to the knowledge of the directors and executive officers of the Company based on information provided by Steelhead, the Steelhead Nominees and the Greywolf Nominee, no Dissident Nominee or Greywolf Nominee is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)  was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)  was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No Management Nominee is, and to the knowledge of the directors and executive officers of the Company based on information provided by Steelhead, the Steelhead Nominees and the Greywolf Nominee, no Dissident Nominee or Greywolf Nominee is, as at the date hereof, or has been within 10 years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No Management Nominee has, and to the knowledge of the directors and executive officers of the Company based on information provided by Steelhead, the Steelhead Nominees and the Greywolf Nominee, no Dissident Nominee or Greywolf Nominee has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Except as noted below, no Management Nominee has, and to the knowledge of the directors and executive officers of the Company based on information provided by Steelhead, the Steelhead Nominees and the Greywolf Nominee, no Dissident Nominee and no Greywolf Nominee has, been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or, (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Mr. Mannello was the chief executive officer of Mendham Capital Group, Inc. (“Mendham”). On September 17, 1998, during the time when Mr. Mannello was the chief executive officer, Mendham agreed to an acceptance, waiver and consent with the National Association Of Securities Dealers, Inc. (the “NASD”) with respect to a violation related to timely the inputting of trade tickets which resulted in the imposition of a $9,000 fine and censure by the NASD.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE:
(1)   VOTED FOR THE ELECTION OF EACH OF THE MANAGEMENT NOMINEES UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER CLASS A SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF SUCH MANAGEMENT NOMINEE;
(2)   WITHHELD FROM VOTING FOR THE ELECTION OF THE GREYWOLF NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER CLASS A SHARES ARE TO BE VOTED FOR THE GREYWOLF NOMINEE; AND
(3)   WITHHELD FROM VOTING FOR THE ELECTION OF EACH DISSIDENT NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER CLASS A SHARES ARE TO BE VOTED FOR SUCH DISSIDENT NOMINEE.
MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING MANAGEMENT NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER CLASS A SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2017 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Item 3 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2016 (the “Financial Statements”) and the report of the Company’s independent auditors on the Financial Statements are included in the 2016 Annual Report and will be submitted at the Meeting. Copies of the Financial Statements can also be obtained on www.sec.gov and www.sedar.com. Shareholders are not being asked to vote on the receipt of the Financial Statements.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Company’s senior officers, being the four identified named executive officers (the “NEOs”) during the Company’s most recently completed financial year, being the year ended December 31, 2016. The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: James H. Coleman, executive director and chairman, A. Douglas Belanger, president; Robert A. McGuinness, vice president finance and chief financial officer (the “CFO”); Rockne J. Timm, chief executive officer (the “CEO”); and Mary E. Smith, vice president administration and secretary.

Compensation Committee

The Company’s compensation program was administered during 2016 by the Compensation Committee. The Compensation Committee was composed of the following three (3) directors:

Jean Charles Potvin (Chair)

Kenneth I Juster (resigned in January 2017)

Patrick D. McChesney

The Compensation Committee met six times during 2016 via conference calls and email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board had determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee approves the cash and equity-based compensation of the NEOs and submits such approvals to the full Board for ratification. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each NEO’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO that is a member of the Board were administered by the Compensation Committee.

The Company currently does not anticipate making any significant changes to its compensation policies and practices in 2017.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the NEOs:

•                     set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and

•                     encourage stock holdings to align the interests of the NEOs with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

While the Company encourages NEOs to own Class A Shares of the Company, the Company does not currently have a policy requiring officers or directors of the Company to own Class A Shares.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2016, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles.

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries and other compensation by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience in the mining industry and therefore proved a good basis on which to make the comparison. The companies considered in our internal survey were:

Coeur Mining, Inc.	Copper Mountain Mining Corporation
Northern Dynasty Minerals Ltd.	Gran Colombia Gold Corp.
Hecla Mining Company	International Tower Hill Mines Ltd.
Lydian International Limited	Midas Gold
NovaGold Resources Inc.	Sandspring Resources Ltd.
Pretium Resource Inc.	Detour Gold Corporation

All of the participants of the internally generated survey are listed on the NYSE MKT, the Toronto Stock Exchange, or the TSXV. The Company believes that the survey is a very good representation of average salaries paid to officers with similar levels of experience with comparable mining companies and therefore a good basis on which to make comparisons. The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards.

KSOP Plan Contribution. The Compensation Committee annually determines the contribution to an employee stock ownership plan with 401(k) provisions maintained by the Company’s subsidiary, Gold Reserve Corporation ( the “KSOP Plan”), for allocation to individual participants. Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan. See “Incentive Plans – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the CEO based on the same factors listed above that are used in determining the base salaries for the other NEOs.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the CEO’s compensation in 2016 was based on an internal survey of other companies previously mentioned herein, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other NEO’s Compensation

In determining the compensation of the other NEOs, the compensation during 2016 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities. Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains change of control agreements with each of the NEOs (the “Change of Control Agreements”) which were implemented by the Board to induce the NEOs to remain with the Company.

See “Termination and Change of Control Benefits” below.

SUMMARY COMPENSATION TABLE

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2016, 2015, and 2014.

The amounts related to the option-based awards and the share-based awards (which are no longer allowed under TSXV regulations) do not necessarily represent the value of the Class A Shares when vesting occurs, the value of the options when exercised, or value the employee may realize from the sale of the Class A Shares.

Name and Principal Position	Year	Salary $	Share-based Awards	Option-based Awards	Non-equity Incentive plan compensation		Pension value $	All Other Compensation $	Total Compensation $
			$	$	Annual incentive plans	Long-term incentive plans
James H. Coleman Executive Chairman and Director	2016	500,000	-	-	n/a	n/a	n/a	182,000 (3)	682,000
	2015	36,000	-	62,765 (1)	n/a	n/a	n/a	100,000 (4)	198,765
	2014	36,000	-	21,833 (2)	n/a	n/a	n/a	90,257 (5)	148,090

Rockne J. Timm (11) Chief Executive Officer and Director	2016	625,000	-	-	n/a	n/a	n/a	181,950 (6)	806,950
	2015	330,000	-	-	n/a	n/a	n/a	31,800 (9)	361,800
	2014	330,000	-	-	n/a	n/a	n/a	34,499 (10)	364,499

Robert A. McGuinness Vice President Finance and CFO	2016	212,625	-	-	n/a	n/a	n/a	27,641 (8)	240,266
	2015	210,000	-	-	n/a	n/a	n/a	25,200 (9)	235,200
	2014	210,000	-	65,498 (2)	n/a	n/a	n/a	27,865 (10)	303,363

A. Douglas Belanger (11) President and Director	2016	450,000	-	-	n/a	n/a	n/a	109,450 (7)	559,450
	2015	300,000	-	-	n/a	n/a	n/a	31,800 (9)	331,800
	2014	300,000	-	-	n/a	n/a	n/a	34,499 (10)	334,499

Mary E. Smith Vice President Administration and Secretary	2016	142,917	-	-	n/a	n/a	n/a	18,579 (8)	161,496
	2015	140,000	-	-	n/a	n/a	n/a	16,800 (9)	156,800
	2014	140,000	-	52,398 (2)	n/a	n/a	n/a	18,577 (10)	210,975

(1)     On June 29, 2015, the Company granted 75,000 options to Mr. Coleman with an exercise price of $3.91 per share. The fair value of these options at the date of grant was estimated using Black-Scholes with the following assumptions: a two year expected term; expected volatility of 37%; risk free interest rate of 0.64% per annum; and a dividend rate of 0%. The weighted average grant date fair value of these options was calculated at approximately $0.84. The options vested immediately upon grant.

(2)     On July 25, 2014, the Company granted options to the NEOs as follows: Mr. Coleman, 25,000; Mr. McGuinness, 75,000; and Ms. Smith, 60,000; with an exercise price of $4.02 per share. The fair value of these options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards (“Black-Scholes”) with the following assumptions: a two year expected term; expected volatility of 38%; risk free interest rate of 0.53% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the options granted during 2014 was calculated at approximately $0.87. The options vested as follows: 1/3 upon grant, 1/3 on January 25, 2015, and 1/3 on July 25, 2015.

(3)     During 2016 the Board authorized an increase in Mr. Coleman’s annual salary to $500,000, which included payment for services as Chairman and director fees. This amount represents a retroactive payment to June 2015.

(4)     Represents cash fees earned as Chairman during the year.

(5)     Represents cash fees of Cdn. $100,000 earned as Chairman during the year converted to US dollars.

(6)     During 2016 the Board authorized an increase in Mr. Timm’s annual salary to $625,000 retroactive to June 2015. The amount shown includes retroactive pay of $147,500 and the Company’s contribution in the form of cash to the KSOP Plan for 2016 in the amount of $34,450.

(7)      During 2016 the Board authorized an increase in Mr. Belanger’s annual salary to $450,000 retroactive to June 2015. The amount shown includes retroactive pay of $75,000 and the Company’s contribution in the form of cash to the KSOP Plan for 2016 in the amount of $34,450.

(8)     Represents the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan for 2016.

(9)     Represents the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan for 2015.

(10)  Represents the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan for 2014.

(11)  Neither Mr. Timm nor Mr. Belanger received additional compensation for their roles as directors.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the NEOs outstanding as at December 31, 2016. No share-based awards were outstanding as at December 31, 2016.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	Option exercise price $	Option expiration date	Value of unexercised in-the-money options (1) $	Number of shares or units of shares that have not vested #	Market or payout value of share-based awards that have not vested $	Market or payout value of share-based awards not paid out or distributed $
James H. Coleman Executive Chairman and Director	1/30/2012	90,000	2.89	1/30/2017	115,200(2)	-	-	-
	6/11/2013	50,000	3.00	6/11/2018	58,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	3,750	-	-	-
	6/29/2015	75,000	3.91	6/29/2025	19,500	-	-	-
	Total	240,000			196,950	-	-	-

Rockne J. Timm Chief Executive Officer and Director	1/30/2012	394,000	2.89	1/30/2017	504,320(2)	-	-	-
	Total	394,000			504,320	-	-	-

Robert A. McGuinness Vice President Finance and CFO	1/30/2012	112,000	2.89	1/30/2017	143,360(2)	-	-	-
	7/25/2014	75,000	4.02	7/25/2024	11,250	-	-	-
	Total	187,000			154,610	-	-	-

A. Douglas Belanger President and Director	1/30/2012	376,000	2.89	1/30/2017	481,280(2)	-	-	-
	Total	376,000			481,280	-	-	-

Mary E. Smith Vice President Administration and Secretary	1/30/2012	108,000	2.89	1/30/2017	138,240(2)	-	-	-
	7/25/2014	60,000	4.02	7/25/2024	9,000	-	-	-
	Total	168,000			147,240	-	-	-

(1)           The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2016 the closing price of the Class A Shares on the OTCQB was $4.17.

(2)           These stock options have expired as of the date hereof. Please see the section above entitled "Business of the Meeting – Director Nominees – Directors Nominated by Steelhead” for more information regarding the stock options currently held by NEOs.

OPTIONS VESTED DURING THE YEAR

No stock options held by NEOs vested during 2016. No share-based awards vested, and no non-equity.

INCENTIVE PLANS

The 2012 Equity Incentive Plan, as amended and restated (the “2012 Plan”)

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Class A Shares.

The maximum number of Class A Shares issuable under options granted under the 2012 Plan is 8,750,000 Class A Shares. At the date of this Circular 137,500 options have been exercised, 7,027,500 options are outstanding and 1,585,000 are available for grant.

On September 19, 2016 the Board approved an amendment and restatement of the 2012 Plan to increase the maximum number of shares issuable thereunder to 8,750,000. This amendment was approved by the TSXV on October 6, 2016.

Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the 2012 Plan as of December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under 2012 Plan
Equity Incentive Plans approved by Shareholders	N/A	N/A	N/A
2012 Equity Incentive Plan not approved by Shareholders	3,357,000	N/A	5,393,000
Total	3,357,000		5,393,000

The Company provides newly issued Class A Shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2012 Plan is administered by a committee of the Board, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV the number of Class A Shares which may be reserved for issuance to any one person may not exceed 5% of the issued Class A Shares in a 12-month period, calculated as at the date the stock options are granted to such person. In addition pursuant to such rules and as set forth in the 2012 Plan, the Company may not grant stock options providing for the issuance of more than 2% of the issued Class A Shares to any one consultant in any 12-month period, calculated as at the date the stock options are granted to such consultant, and the Company may not grant stock options providing for the issuance, in the aggregate, of more than 2% of the issued Class A Shares to all persons retained to conduct investor relations activities in any 12-month period, calculated as at the date the stock options are granted to such persons.

The 2012 Plan also provides for the following:

a)      stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;

b)      any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;

c)      stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board;

d)      the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the TSXV; and

e)      the Company’s Board is authorized to grant to participants that number of stock options under the 2012 Plan not exceeding 8,750,000 of the issued and outstanding Class A Shares of the Company, less the number of currently outstanding stock options.

Amendments to the 2012 Plan may be made by the Board without Shareholder approval to:

(i)     amend the 2012 Plan to correct typographical, grammatical or clerical errors;

(ii)   change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;

(iii) change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;

(iv) make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;

(v)   make such amendments as may otherwise be permitted by the TSXV, if applicable; and

(vi) amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The Board is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components: 1) a salary reduction component and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2017 to $18,000 ($24,000 limit for participants who are 50 or more years of age, or who turn 50 during 2017).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation”. All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2017) to a maximum of $54,000 ($60,000 limit for participants who are 50 or more years of age or who turn 50 during 2017). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan. For KSOP Plan year 2017 the Company has adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated cash contributions to eligible KSOP Plan participants (9 participants for 2016) for plan years 2016, 2015, and 2014 were $163,340, $149,605, and $164,094, respectively.

Retention Units

The Company has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units (the “Units”).

Under the Retention Plan, the Board or a committee thereof may grant Units to directors and certain key employees of the Company or its subsidiaries. Individuals become eligible to participate if the Board or a committee thereof determines that the individual can assist the Company in achieving corporate milestones, influence the growth of the Company, or that the individual’s performance warrants further incentive or reward. Current participants in the Retention Plan include directors, officers, and other employees, all of whom have signed award agreements.

The Units vest 100% when (i) the Company collects the proceeds of at least $200,000,000 in the form of cash, securities, commodities, bonds or other non-cash consideration and collateral, if applicable, from the ICSID arbitration process and/or the sale of the Mining Data and (ii) agrees to distribute a substantial majority of the proceeds to its Shareholders.

The Units also become fully vested and payable upon a Change of Control. A Change of Control, as it relates to the Retention Plan, means one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Class A Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; solicitation of proxies or consents by or on behalf of a person other than the board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control.

In connection with the 2012 restructuring of the Company’s 5.5% convertible notes due 2022 (the “2012 Restructuring”), members of management and the directors agreed to limited waivers of their rights under the Retention Plan. Other than with respect to the Restructuring, members of management and the directors have not provided any other waivers to a Change of Control event under any Change of Control Agreements. On March 15, 2017, Steelhead obtained an order from the Alberta Securities Commission that Steelhead is entitled to communicate with, and solicit proxies from, no more than 15 Shareholders with respect to the Meeting. Pursuant to the terms of the Retention Plan, the solicitation of proxies by Steelhead will be a “change of control” under the Retention Plan and the Units will fully vest and become payable.

Subject to vesting, each Unit previously granted to participating directors, officers and employees entitles such persons to receive a cash payment equal to the fair market value of one Class A Share (a) on the date the Unit was granted or (b) on the date any such participant becomes entitled to payment, whichever is greater.

No Units were granted to directors, executive officers, or employees in 2016, 2015, or 2014. As of December 31, 2016 an aggregate of 1,457,500 unvested Units have been granted to directors and executive officers of the Company and 315,000 Units have been granted to other employees. The minimum value of these Units, based on the grant date value of the Class A Shares, was approximately $7.7 million.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the NEOs.

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a Change of Control. The Board believes these individuals are important assets to the Company and their continued employment is important to oversee the current settlement arrangement with Venezuela including the development of Siembra Minera and the Brisas Cristinas Project. The Board further believes that the loss of their continued services could have a detrimental impact on the successful outcome of the current settlement arrangement with Venezuela and the future of the Brisas Cristinas Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the NEOs (other than Mr. Coleman) and three other employees. On May 26, 2017, the Board approved a Change of Control Agreement with Mr. Coleman. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A “Change of Control” means one or more of the following:

1.      the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Class A Shares;

2.      a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to the effective date of the Change of Control Agreements, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

3.      reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company;

4.      liquidation or dissolution of the Company; or

5.      any other event the Board reasonably determines constitutes a Change of Control.

In connection with the 2012 Restructuring, members of management and the directors agreed to limited waivers of their rights under the Retention Plan. Other than with respect to the Restructuring, members of management and the directors have not provided any other waivers to a Change of Control event under any Change of Control Agreements.

On March 15, 2017, Steelhead obtained an order from the Alberta Securities Commission that Steelhead is entitled to communicate with, and solicit proxies from, no more than 15 Shareholders with respect to the Meeting. The Board is currently evaluating, and will continue to evaluate this event in the context of the change of control provisions of the Change of Control Agreements. Additionally, the Board believes that if all of the Dissident Nominees and the Greywolf Nominee are elected as directors of the Company at the Meeting, the Change of Control provisions of the Change of Control Agreements will be triggered which may result in the loss of senior management, who are important assets to the Company, and a requirement that the Company make Change of Control payments totaling over US$15 million to such persons (as of the date hereof).

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant's employment is terminated within 12 months following the Change of Control for any reason other than termination by the Company for cause, such participant will be entitled to receive, among other things:

•      an amount equal to 24 times his or her monthly salary (36 times for Mr. Timm, Mr. Belanger and Mr. Coleman), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);

•      an amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant's annual salary immediately prior to his or her termination date or the Change of Control, whichever is greater);

•      an amount equal to the aggregate of all bonuses received during the 12 months prior to his or her termination date, plus any amounts required to be paid in connection with unpaid vacation time;

•      a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;

•      cause all equity awards or equity-based awards (including options and restricted shares) granted to the participant to become fully vested and unrestricted;

•      at the election of the participant, the buy-out of the cash value of any unexercised options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the options; and

•      a payment equal to the value of the participant's vested Units in accordance with the Retention Plan.

As further discussed in the following two paragraphs, the participants are entitled to receive certain "gross-up payments" (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he or she receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he or she would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $13,775,618 if a Change of Control had occurred on December 31, 2016. This amount assumes all persons with Change of Control Agreements elect the buy-out of their options as described above. For purposes of such calculation, The Company assumed the election was made on December 31, 2016, which resulted in share price of $4.17 per Class A Share. This amount was determined exclusive of any gross-up payments, which payments could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2016. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

Name	Compensation (1) $	Payout of Stock Options (2) $	Payout of Retention Units (3) $	Total
Rockne J. Timm	2,145,034	504,320	1,514,500	4,163,854
Robert A. McGuinness	679,338	154,610	594,000	1,427,948
A. Douglas Belanger	1,636,055	481,280	1,514,500	3,631,835
James Coleman (4)	1,709,938	196,950	444,500	2,351,388
Mary E. Smith	519,190	147,240	527,900	1,194,330
Total NEOs	6,689,554	1,484,400	4,595,400	12,769,354

Other participants	789,471	1,191,380	1,376,800	3,357,651
Total	7,479,025	2,675,780	5,972,200	16,127,005

(1)           Represents the estimated payout as of December 31, 2016 of the associated salary, vacation, KSOP contribution, bonus and insurance.

(2)           Represents the payout of stock options.

(3)           Represents the payment associated with the value of the Units on December 31, 2016 and does not include 500,000 Units for non-employee directors equal to $2,222,500.

(4)           Mr. Coleman’s Change of Control Agreement did not become effective until May 26, 2017; however, for the purposes of the table above, it was assumed that Mr. Coleman’s Change of Control Agreement was effective on December 31, 2016.

DIRECTOR COMPENSATION

Summary Director Fee Tables

During 2016, the Board agreed to pay $36,000 to each non-employee director in quarterly installments of $9,000 per quarter.

Name	Year	Fees Earned (1) $	Share-based awards $	Option-based awards $	Non-equity Incentive plan compensation	All Other Compensation $	Total $
James P. Geyer	2016	36,000	-	-	-	-	36,000
Kenneth I. Juster (2)	2016	36,000	-	-	-	-	36,000
Patrick D. McChesney	2016	36,000	-	-	-	-	36,000
Jean Charles Potvin	2016	36,000	-	-	-	-	36,000

(1)        Represents cash fees granted as director during the year.

(2)        Mr. Juster resigned as a director of the Company in January 2017.

Directors of the Company received no additional compensation for serving on Board committees or for attendance at the Board or committee meetings.

Certain NEOs, being Messrs. Coleman, Timm and Belanger, are also directors of the Company. None of such NEOs receive any additional compensation for acting as a director of the Company. For information regarding the compensation of such NEOs, please see the section above entitled “Executive Compensation”.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the directors as at December 31, 2016. No Share-based awards were outstanding as at December 31, 2016.

		Option-based Awards				Share-based Awards
Name	Grant Date	Number of securities underlying unexercised options #	Option exercise price $	Option expiration Date	Value of unexercised in-the-money options (1) $	Number of shares or units of shares that have not vested #	Market or payout value of share-based awards that have not vested $	Market or payout value of share-based awards not paid out or distributed $
James P. Geyer	1/30/2012	90,000	2.89	1/30/2017	115,200(2)	-	-	-
	6/11/2013	50,000	3.00	6/11/2018	58,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	3,750	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	9,100	-	-	-
Total		200,000			186,550	-	-	-

Kenneth I. Juster	3/17/2015	100,000	3.89	3/17/2020	28,000	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	9,100	-	-	-
Total		135,000			37,100	-	-	-

Patrick D. McChesney	1/30/2012	90,000	2.89	1/30/2017	115,200(2)	-	-	-
	6/11/2013	50,000	3.00	6/11/2018	58,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	3,750	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	9,100	-	-	-
Total		200,000			186,550	-	-	-

Jean Charles Potvin	1/30/2012	90,000	2.89	1/30/2017	115,200(2)	-	-	-
	6/11/2013	50,000	3.00	6/11/2018	58,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	3,750	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	9,100	-	-	-
Total		200,000			186,550	-	-	-

(1)           The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such options. At December 31, 2016 the closing price of the Class A Shares on the OTCQB was $4.17.

(2)           These stock options have expired as of the date hereof. Please see the section above entitled "Business of the Meeting - Director Nominees - Directors Nominated by Steelhead" for more information regarding the stock options currently held by directors of the Company.

OPTIONS VESTED DURING THE YEAR

The following table sets forth information for the directors other than the NEOs regarding the value of stock options vesting during 2016. No share-based awards vested, and no non-equity incentive plan compensation was earned, during 2016.

Name	Option-based awards – Value vested during the year (1) $	Share-based awards – Value vested during the year $	Non-equity incentive plan compensation – Value earned during the year $
Kenneth I. Juster	21,250 (1) (2)	-	-

(1)           On March 17, 2016 25,000 stock options vested for Mr. Juster with an exercise price of $3.89 per share and a market price of $4.45 per share, based on the closing price of the Class A Shares on the OTCQB on that date.

(2)           On September 17, 2016 25,000 stock options vested for Mr. Juster with an exercise price of $3.89 per share and a market price of $4.18 per share, based on the closing price of the Class A Shares on the OTCQB on that date.

Directors and Officers Insurance

The Company carries directors’ and officers’ liability insurance which is subject to a total aggregate limit of $30,000,000 and deductibles from $100,000 to $1,000,000 depending on the nature of the claim. The annual premium for the latest policy period was $288,000.

2012 BONUS POOL PLAN

The Board approved the 2012 Bonus Pool Plan (“Bonus Plan”), which was intended to reward the participants in the Bonus Plan, including NEOs, employees, directors and consultants, for their past and future contribution related to among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim; (iii) the support of the Company’s execution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings; and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any proceeds or other consideration related to the arbitration claim and/or sale of the Mining Data that the Company may be entitled to as management considers in the best interest of all stakeholders. All awards payable under the Bonus Plan are payable in cash.

The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds or the fair value of any consideration related to such transactions (calculated on substantially the same terms as the Contingent Value Right (“CVR”) less certain deductions and applicable taxes (except in the case of an Enterprise Sale as described below where gross proceeds will be considered before any applicable taxes and after any Change of Control payments) times 1% of the first $200 million and 5% thereafter of any consideration received.

The bonus pool, will be established and separate bonus amounts will be determined, if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Mining Data, or (iii) in the event the Company or its Shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries, (b) a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding Class A Shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

The Bonus Plan is administered by a committee of independent directors who selected the individual participants in the Bonus Plan and fixed the relative percentage of the total pool to be distributed to each participant. Participation in the Bonus Plan fully vests upon the participant’s selection by the committee, subject to voluntary termination of employment or termination for cause.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

No director, executive officer, senior officer, employee or former executive officer, or associate or affiliate of any such director, executive officer, senior officer employee of former executive officer, is, or at any time since the beginning of the most recently completed financial year of the Company was, indebted to the Company.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE MATTERS

The Board and management of the Company recognize that effective corporate governance practices are fundamental to the long-term success of the Company. Sound corporate governance contributes to Shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with the applicable provisions of National Instrument 58-101 - Disclosure of Corporate Governance Practices
(“NI 58-101”). Additionally, while not currently prescriptive, the Board and management consider and, where appropriate, implement the corporate governance guidelines suggested in National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”). The guidelines contained in NP 58-201 have been formulated to:

1.      achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;

2.      be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

3.      take into account the impact of corporate governance developments in the U.S. and around the world; and

4.      recognize that corporate governance is evolving.

Independence and Board Matters

The Board believes that Messrs. McChesney, Geyer and Potvin are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101. The Board believes that the three directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. Mr. Juster, an independent Board member, resigned in January 2017.

Currently, the positions of Chairman of the Board and CEO are separate. The Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated. While the current Chairman of the Board is non-independent by virtue of being an executive chairman, he currently remains responsible for providing leadership to the Board. The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

The independent directors of the Board hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In addition, each of the Audit Committee, the Compensation Committee and the Nominating Committee are comprised of independent directors and such committees also hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. While the Board has not adopted a written mandate, the Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 926 W. Sprague Ave. Suite 200, Spokane, WA 99201, Attn: Investor Relations.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board. The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk. We believe this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter, as amended as of August 2014, is attached as “Appendix A” to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Patrick D. McChesney, (Chairman), Jean Charles Potvin, and James P. Geyer. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Patrick D. McChesney qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

Mr. McChesney is currently a business consultant and previously was Chief Financial Officer of Foothills Auto Group, an operator of franchised auto dealerships, where he was responsible for the financial statements. Mr. McChesney graduated from the University of Portland, with a Bachelor degree in Accounting. During his 30 plus year working career, he has prepared and analyzed financial statements in the mining, public accounting, retail, electronics and construction industries. Mr. McChesney has been a member of the Audit Committee since August 1998 and Chair since March 17, 2015.

Mr. Potvin is Director and Chairman of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and Director and Chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

The Audit Committee met four times during 2016 at which attendance, in person or by phone, averaged 100%. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of our financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of our system of internal audit function and the independent auditor; and (iv) our compliance with laws and regulations, including disclosure controls and procedures. During 2016, the Audit Committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements.

The Audit Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. Our independent auditors are engaged to audit and express opinions on the conformity of our financial statements to accounting principles generally accepted in the United States, and the effectiveness of our internal control over financial reporting.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2016 and 2015 are detailed in the following table:

Fee Category	Year Ended 2016	Year Ended 2015
Audit Fees(1)	$88,775	$100,661
Audit Related Fees (2)	51,355	39,069
Tax Fees (3)	116,620	8,829
All Other Fees	-	-
Total	$256,750	$148,559

All fees for services performed by the Company’s external auditors during 2016 were pre-approved by the Audit Committee.

(1)   Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Company’s annual financial statements.

(2)   Audit-related fees were for the review of the Company’s quarterly financial statements and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.

(3)   Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the applicable Canadian independence standards for auditors. The CFO presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

NOMINATING COMMITTEE

Nominating Committee Charter

The Nominating Committee of the Board operates within a written mandate, as approved by the Board, which describes the Nominating Committee’s objectives and responsibilities. The full text of the Nominating Committee Charter is available on the Company’s website, www.goldreserveinc.com, under the Investor Relations – Governance section and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Membership and Role of the Nominating Committee

The Nominating Committee is composed of the following three (3) directors:

Patrick D. McChesney (Chair)

Jean Charles Potvin

James P. Geyer

The Board had determined each member of the Nominating Committee satisfies the definition of “independent” director as established under NI 58-101.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

COMPENSATION COMMITTEE

The Compensation Committee is composed of the following three (3) directors:

Jean Charles Potvin (Chair)

Patrick D. McChesney

For more information regarding the Compensation Committee, please see “Compensation Discussion And Analysis - Compensation Committee” above.

LEGAL COMMITTEE

The Legal Committee of the Board was created to review and monitor the Company’s legal position in respect of Board matters, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Legal Committee is composed of the following two (2) directors:

James H. Coleman (Chair)

Rockne J. Timm

MINING COMMITTEE

The Mining Committee of the Board was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Mining Committee is composed of the following three (3) directors:

James P. Geyer (Chair)

Patrick D. McChesney

A. Douglas Belanger

FINANCIAL MARKETS COMMITTEE

The Financial Markets Committee of the Board was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts as well as the Shareholders.

The Financial Markets Committee is composed of the following two (2) directors:

Jean Charles Potvin (Chair)

A. Douglas Belanger

BARBADOS COMMITTEE

The Barbados Committee of the Board was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Barbados Committee is composed of the following three (3) directors:

Patrick D. McChesney (Chair)

Rockne J. Timm

James H. Coleman

ADDITIONAL INFORMATION

Applicable Canadian securities laws require listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in “Appendix B” to this Circular.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 926 W. Sprague Avenue, Suite 200, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual and Special Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2016, as contained in the 2016 Annual Report on Form 40-F filed with the SEC on or before April 28, 2017. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness

999 W. Riverside, Suite 401

Spokane, Washington 99201

Phone: (509) 623-1500

Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 24th day of July 2017.

(signed) “Rockne J. Timm” Rockne J. Timm Chief Executive Officer	(signed) “Robert A. McGuinness” Robert A. McGuinness Vice President Finance and Chief Financial Officer

APPENDIX A

GOLD RESERVE INC.

(the “Company”)

CHARTER OF THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS (the “Board”)

As Amended and Restated August 2014

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to assist the Board in fulfilling its oversight responsibilities and to oversee, on behalf of the Board, the Company’s accounting and financial reporting and internal control processes, financial statements and information, and compliance with regulatory requirements associated with such financial statements and information. More specifically, the purpose of the Committee is to satisfy itself that:

•         the Company’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;

•         the information contained in the Company’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis (“MD&A”), is complete and accurate in all material respects and to approve these materials;

•         the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements; and

•         the internal and external audit functions have been effectively carried out and that any matter that the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members. The Chair shall be an "audit committee financial expert" as defined by securities laws applicable to the Company.

All Committee members shall be “independent,” as that term is defined under securities laws applicable to the Company. Furthermore, each Committee member shall be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board may replace, remove and appoint Committee members at any time and any Committee member who ceases to be a director of the Company shall immediately cease to be a member of the Committee. Committee members shall serve for such terms as may be fixed by the Board, and in any case, at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall recommend to the Board the nomination, compensation, retention, termination and evaluation, and shall be directly responsible for overseeing the work, of the independent auditors engaged by the Company for the purposes of preparing or issuing an auditor’s report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Chair may independently approve normal course services provided by the independent auditor with ratification and approval by the full committee at the next quarterly committee meeting. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

•         the firm’s internal quality-control procedures; and

•         any material issue raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.      Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable) management’s assessment of internal control over financial reporting and recommend to the Board whether such annual financial statements should be approved.

2.      Timely request and receive from the independent auditors, the report (along with any required update thereto), to the extent such report is required by securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable, prior to the filing of an audit report, concerning:

•         all critical accounting policies and practices to be used;

•         all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and

•         other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.

3.      Discuss with the independent auditors the matters required to be discussed by AICPA Statement on Auditing Standards No. 61, including such matters as:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company;

•         issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and

•         any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and as may be required to be reported under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable.

4.      Review and discuss with appropriate members of management the Company’s annual MD&A (or equivalent disclosures) and annual profit or loss press releases prior to their public disclosure and recommend to the Board whether such annual MD&A should be approved.

5.      Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.

6.      Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee shall:

1.      Review and discuss with appropriate members of management the quarterly financial statements of the Company, the results of the independent auditors’ review of these financial statements and interim profit and loss press releases prior to their public disclosure.

2.      Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:

•         the quality and acceptability of the accounting principles applied in the financial statements;

•         new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;

•         the selection, application and effects of critical accounting policies and estimates applied by the Company; and

•         any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable.

3.      Review and discuss with appropriate members of management the Company’s interim MD&A (or equivalent disclosures) and interim profit or loss press releases prior to their public disclosure and recommend to the Board whether such interim MD&A should be approved.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required, certify to any applicable securities regulator and stock exchange on which the Company’s common shares are listed, if applicable, that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management "financial results" press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and guidance or other forward-looking financial information provided to analysts and rating agencies or otherwise publicly disclosed. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws and regulatory requirements, as applicable, and the Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to above with respect to annual and quarterly financial statements; and periodically assess the adequacy of such procedures.

The Committee shall periodically:

•         inquire of management and the independent auditors about the Company’s major financial risks or exposures;

•         discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and

•         discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

•         the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

•         the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company in compliance with the requirements set out in section 2.4 of Canadian National Instrument 52-110.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and the independent auditors, as the Committee deems necessary. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the Company’s constating documents or applicable corporate and securities laws and stock exchange requirements on which the Company’s common shares are listed, as applicable. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the Company’s constating documents or securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

If required by securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, the Committee shall prepare any audit committee report to be included in the Company’s annual management information circular, and report to the Board on the other matters relating to the Committee or its purposes. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s annual and quarterly financial statements and other publicly disclosed financial information, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The Company shall provide for appropriate funding, as determined by the Committee and recommended to the Board, for payment of:

•         compensation to the independent auditors for their audit and audit-related, review and attest services;

•         compensation to any advisers engaged by the Committee; and

•         ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection that may be provided under applicable law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Appendix describes the Company’s corporate governance practices as required by Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) having regard to Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) which provides guidance on corporate governance practices. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under Form 58-101F2		Company’s Governance Practices
1. (i)	Disclose the identity of directors who are independent.

The Board of Directors (the “Board”) of the Company believes that Messrs. McChesney, Geyer and Potvin are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101, as none of them is, or has been within the last three years, an executive officer or employee of the Company or party to any material contract with the Company and none of them receive remuneration from the Company in excess of directors’ fees and grants of stock options. The Board believes that the three directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings. Mr. Juster, an independent Board member, resigned in January 2017 to take a position with the Donald J. Trump Administration as Deputy Assistant to the President for International Economic Affairs. Mr. Juster’s resignation from the Board was required as a result of his new position.

Disclosure Requirement under Form 58-101F2		Company’s Governance Practices
(ii)	Disclose the identity of directors who are not independent, and describe the basis for that determination.	Three directors, Messrs. Coleman, Timm, and Belanger, are employees of the Company and therefore not considered independent.
2.	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.	Such other directorships have been disclosed in “Business of the Meeting - Item 1 - Election of Directors” section of this Circular.
3.	Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board.

The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

4.	Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics (the “Code”), which can be found at www.goldreserveinc.com and is available in print to any Shareholder who requests it.

All Company employees, including officers, and directors are expected to use sound judgment to help maintain appropriate compliance procedures and to carry out the Company’s business with honesty and in compliance with laws and high ethical standards. Each employee and director is expected to read the Code and demonstrate personal commitment to the standards set forth in the Code.

Disclosure Requirement under Form 58-101F2		Company’s Governance Practices
5. (i)	Disclose what steps, if any, are taken to identify new candidates for board nomination, including who identifies new candidates.

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

(ii)	Disclose the process of identifying new candidates.

In considering and identifying new candidates for Board nomination, the Board, where relevant:

(a)  addresses succession and planning issues;

(b)  identifies the mix of expertise and qualities required for the Board;

(c)  assesses the attributes new directors should have for the appropriate mix to be maintained;

(d)  arranges for each candidate to meet with the Board Chair and the CEO;

(e)  recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and

(f)  encourages diversity in the composition of the Board.

6. (i)	Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including who determines compensation.

The Board reviews from time to time the compensation paid to directors and NEOs in order to ensure that they are being adequately compensated for the duties performed and the obligations they assume. The Board as a whole is responsible for determining the compensation paid to the directors.

(ii)	Disclose the process of determining compensation.

The Board considers evaluations submitted by the Compensation Committee evaluating the Company’s performance and the performance of its executive officers, and ratifies the cash and equity-based compensation of such executive officers approved by the Compensation Committee.

Disclosure Requirement under Form 58-101F2		Company’s Governance Practices
7.	If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Executive Committee, which is comprised of Messrs. Coleman, Timm and Belanger, meets in person or by phone on a regular basis. Messrs. Coleman, Timm and Belanger are not considered independent directors within the definition in NI 52-110.

The Executive Committee facilitates the Company’s activities from an administrative perspective, but does not supplant the full Board in the consideration of significant issues facing the Company. The Audit Committee, the Compensation Committee, the Nominating Committee and the Executive Committee are the only committees of the Board.

8.	Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

Due to its current size, the Board does not currently have a separate committee for assessing the effectiveness of the Board as a whole, the committees of the Board, or the contribution of individual directors. The Board as a whole bears these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.

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